FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE SHARES TO BE LISTED ON TEL AVIV STOCK EXCHANGE IN ADDITION TO NASDAQ LISTING, Dated May 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: May 10, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE SHARES TO BE LISTED ON TEL AVIV STOCK EXCHANGE IN ADDITION TO NASDAQ LISTING, Dated May 10, 2004.

EXHIBIT 10.1

Editorial Contacts:

Jon Rabinowitz, Radware Ltd.; +1-201-512-9771 ext 233 or jonr@radware.com

Investor Relations:

            Dennis S. Dobson; 203-255-7902 or ir@radware.com

Radware Shares to be Listed on Tel Aviv Stock Exchange in Addition to NASDAQ Listing

MAHWAH, NJ, May 10, 2004 — Radware (NASDAQ; RDWR) the leading provider of Intelligent Application Switching (IAS) solutions ensuring the availability, performance and security of networked applications across the enterprise, announced today that it has obtained approval to list its shares for trading on the Tel-Aviv Stock Exchange (TASE). Trading on TASE will commence on May 13. Radware shares will continue to be listed on the NASDAQ National Market and trade under ticker symbol RDWR, and Radware will continue to be subject to all the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission.

“By listing our shares on TASE we enable Israeli investors, and in particular institutional investors, to take part in our success and overcome various restrictions and time-difference issues which limit their ability to trade in shares of companies listed in foreign exchanges,” said Roy Zisapel, President and CEO, Radware.

Additional advantages of the dual listing are longer trading hours, lower trading costs and certain tax benefits for Israeli investors. Since the TASE reporting requirements for dual listed companies are nearly identical to those required by the U.S. Securities and Exchange Commission, dual listing is not an added burden to the Company’s Management.

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the full availability, maximum performance and complete security of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.